PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Unaudited; dollars in millions except per share data)

			Six Months Ended
	Second Quarter		June 30,

	2003	2002	2003	2002

		(As Restated)*		(As Restated)*
Loss before cumulative effect of accounting change	$(15.2)	(34.3)	(38.6)	(36.2)
Cumulative effect of accounting change (1)	—	—	8.4	(22.9)

Net loss	$(15.2)	(34.3)	(30.2)	(59.1)
Preferred stock dividends	(3.4)	(2.4)	(6.8)	(2.4)

Loss applicable to common shares	$(18.6)	(36.7)	(37.0)	(61.5)

Basic:
Average number of common shares outstanding	88.6	80.6	88.6	79.6
Diluted:
Average number of common shares outstanding	88.6	80.6	88.6	79.6
Common stock equivalents — stock options	—	0.1	—	0.1
Common stock equivalents — restricted stock	0.5	0.2	0.5	0.2
Conversion of mandatory convertible preferred stock	5.0	1.1	5.0	0.5

Diluted average number of common shares outstanding	94.1	82.0	94.1	80.4
Basic loss per share:
Loss before cumulative effect of accounting change	$(0.21)	(0.46)	(0.51)	(0.48)
Cumulative effect of accounting change(1)	—	—	0.09	(0.29)

Basic loss per share	$(0.21)	(0.46)	(0.42)	(0.77)
Diluted loss per share:
Loss before cumulative effect of accounting change	$(0.21)	(0.46)	(0.51)	(0.48)
Cumulative effect of accounting change(1)	—	—	0.09	(0.29)

Diluted loss per share (2)	$(0.21)	(0.46)	(0.42)	(0.77)

*	Refer to Note 2, Restatements, to the Consolidated Financial Information of this Form 10-Q.

(1)	The six months ended June 30, 2003, included adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” and the six months ended June 30, 2002, included adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”

(2)	Diluted loss per share was anti-dilutive for the 2003 and 2002 second quarters and for the six months ended June 30, 2002. Therefore, diluted loss per share for these periods is based on average number of shares outstanding.